Exhibit 16(d)(ix)

Mr. B. John Lindeman

[***]

Dear John:	October 29, 2026

In anticipation of the closing of the proposed merger of Idaho Merger Sub, Inc. (“Merger Sub”) with and into Utz Brands, Inc. (“Utz”), pursuant to the Agreement and Plan of Merger (“Merger Agreement”), dated as of July 20, 2026, by and among Utz, Idaho USA, Inc., Merger Sub and Intersnack Group GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft) (“Intersnack”) and the transactions which will occur substantially concurrently with such merger, including Intersnack (indirectly), on the one hand, and Series U of UM Partners, LLC and Series R of UM Partners, LLC (collectively, “Series U/R”), together on the other hand, each owning 50% of Utz Brands Holdings, LLC (the “Company”) (collectively, the “Transactions”), we, as the owners of the Company following the closing of the Transactions, are pleased to offer you the position of Chief Executive Officer of the Company subject to the closing of the Transactions and execution of your Employment Agreement (as defined below). Your start date would be on or about November 30, 2026, or such later date as otherwise mutually agreed. We anticipate that this role will have a term of eighteen (18) months from your start date.

This letter is a summary of certain principal terms of your role as Chief Executive Officer from and after your start date, reporting to the post-closing Board of Managers of the Company. Promptly following the closing of the Transactions (anticipated to be on or about November 20, 2026), the Company and you would negotiate in good faith to enter into an employment agreement containing the terms set forth in this letter and other terms and conditions mutually agreed by the Company and you as are customary for a Chief Executive Officer (your “Employment Agreement”).

Salary & Bonus

In this position, your starting salary will be $1,700,000 per year, payable in accordance with the Company’s regular payroll processes. If during the 18-month term, we appoint a permanent Chief Executive Officer that is not you, or your employment is terminated by the Company other than for “cause” or if you resign for “good reason” (the terms “cause” and “good reason” will be defined in your Employment Agreement), you will be entitled to receive (i) your base salary through the end of the 18-month term on the regular payroll schedule and (ii) any earned but unpaid annual bonus from the preceding year, and (iii) a prorated annual bonus (calculated based on the number of completed days you are employed in the calendar year of termination and measured as YTD performance against target metrics in the year of termination) that is payable at the same time annual bonuses are paid to other executives at the Company, subject to your execution and non-revocation of a release of claims in favor of the Company, Intersnack, Series U/R and their respective affiliates. Along with your base salary, you will be eligible, commencing in 2027, for an annual bonus target of $300,000. We will mutually agree on appropriate metrics for the payment of your annual bonus based on the Company’s performance in fiscal year 2027 and thereafter. In addition, upon the appointment of a permanent Chief Executive Officer by the Company, including, if applicable, you, on or prior to the completion of the 18-month term, you will earn an additional $500,000 bonus, payable within thirty (30) days of such appointment. Should you continue as the permanent Chief Executive Officer following the end of the 18-month term, we will mutually agree on any additional employment terms that are customary for a permanent Chief Executive Officer, consistent with terms provided to other similarly-situated senior executives of the Company after the closing of the Transactions.

Any payments made in connection with your employment will be subject to deductions for applicable federal, state, and local taxes and withholdings.

Other Benefits and Terms

You will also be eligible to participate in the Company’s health and welfare benefit plans, PTO, 401(k) retirement plans and other benefit programs offered to similarly-situated senior executives of the Company after the closing of the Transactions, subject to the terms of such plans as in effect from time to time. As Utz transitions from a public company to a private company, certain of Utz’s historical plans, including with respect to equity compensation, will be modified or terminated and may be replaced with other appropriate incentive plans which the Company may decide to implement. You will not be entitled to participate in the terminated plans, but you will be entitled to participate in any modified or replacement plans, except that you will not participate in plans that are equity based, equity like or provide compensation based in whole or in part on changes in the value of equity of the Company or its subsidiaries (such as an LTIP). The specific terms of participation in any plans will be subject to further negotiation. In addition, you will be subject to customary restrictive covenants, including non-competition and non-solicitation (during your employment with the Company or any of its subsidiaries and for 12 months thereafter), non-disparagement, confidentiality and assignment of inventions.

You will be permitted to serve as an outside director on the board of directors of one company during the 18-month term, subject to compliance with your restrictive covenants as discussed above; provided that the post-closing Board of Managers of the Company may, in its sole discretion, approve you serving as an outside director on the board of directors of additional companies.

This letter and your Employment Agreement will be governed by the laws of the State of Delaware, without regard to conflicts of law principles. If for any reason the closing of the Transactions does not occur and the Merger Agreement is terminated in accordance with its terms, this letter shall terminate and become null and void without any further action required by any party hereto.

John, we are excited to pursue this offer with you and look forward to your future impact with the Company. If the foregoing reflects our understandings, please execute this letter where indicated below and return a signed copy to Dylan Lissette. Should you have any questions, please feel free to contact Dylan Lissette.

[Signature Page Follows]

Sincerely,

Series U of UM Partners, LLC

By:	/s/ Dylan B. Lissette
Name: Dylan B. Lissette
Title: President and Chief Executive Officer

Series R of UM Partners, LLC

By:	/s/ Dylan B. Lissette
Name: Dylan B. Lissette
Title: President and Chief Executive Officer

Intersnack Group GMBH & Co. KG

By:	/s/ Johan van Winkel
Name: Johan van Winkel
Title: Executive Chairman

By:	/s/ Henrik Bauwens
Name: Henrik Bauwens
Title: Managing Director

Accepted and Agreed:

/s/ B. John Lindeman
B. John Lindeman